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SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:      1 June 2004

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            [X]                                    Form 40-F            [      ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes           [      ]                                       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc
s/David C. Forward
By:_________________________
Name: David C. Forward
Title: Assistant Secretary

Date: June 1, 2004

ANNEX 1 - Summary

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for the period after May 5, 2004

and Notification.

National Grid Transco plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE            DETAILS

28.5.04           Directors' Interests - Sharematch Scheme Operation

25.4.04           Director Interest - Maria Richter interested in 1,000 NGT Shares.

24.5.04           Directors' technical interests - LTIS Operation

10.5.04           Directors' Interests - Share Incentive Plan - monthly update

and

Notification

1.6.04        Classification of continuing and discontinued operations under U.S. GAAP for the year ended March 31, 2002.

Note:           A further SEC filing on Form 6-K was made on 20 May 2004, as NGT announced the 'Results for the year ended 31                     March 2004'.

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ANNEX 2 - Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

for the period after 5 May, 2004 and Notification

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

1 June 2004

Classification of continuing and discontinued operations under U.S. GAAP for the year ended March 31, 2002.

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National Grid Transco plc ("NGT") reports that it intends to make a correction to its classification of continuing and discontinued
operations under U.S. GAAP for the year ended March 31, 2002.The effect of this correction will be that in NGT's U.S. GAAP income statement data and presentation for that year only, the results of operations of certain businesses, which were formerly accounted for by NGT in accordance with the equity method of accounting, will be re-classified from discontinued operations to the line item
"Interest in equity accounted affiliates" within continuing operations.  The businesses concerned operate or operated in the alternative network telecommunications sector in Europe and Latin America, from which NGT has previously announced its withdrawal.
This correction will be reflected in NGT's annual report on Form 20-F for the year ended March 31, 2004, to be filed with the
Securities and Exchange Commission later this month.

NGT's primary financial statements presented under U.K. GAAP will not be affected for any period nor will this change affect total net income under U.S. GAAP for any period.

28 May 2004
National Grid Transco plc (NGT)

Notification of Changes in Directors' Interests
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NGT notifies the following changes to Directors' beneficial interests in NGT Ordinary Shares, following operation of the Share Matching Plan, on Thursday 27 May 2004.

Share Matching Plan
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The following directors have acquired additional Ordinary shares, which were purchased on their behalf, by Towers Perrin Share Plan
Services (Guernsey) Limited as Trustee of the National Grid Transco Group Employee Share Trust, at a price of 431.25p per share.

         Shares Purchased:
----------------------------------------- ----------------
1.       Mr E M Astle                       9,145
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2.       Mr S J Holliday                  10,890
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3.       Mr S Lucas                         9,839
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4.       Dr R J Urwin                     17,901
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5.       Mr N P Winser                      8,181
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Following these purchases, each director has been granted a matching award under the Share Matching Plan, calculated under the Rules of the Scheme at a price of 428.33p. The award is exercisable at a total exercise price of 1 pound, from 27 May 2007 to 27 May 2014 subject to the retention of the original shares until the date of exercise.

         Matching Awards:
----------------------------------------- ----------------
1.       Mr E M Astle                      15,716
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2.       Mr S J Holliday                   18,713
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3.       Mr S Lucas                        16,909
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4.       Dr R J Urwin                      30,762
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5.       Mr N P Winser                     14,059
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The total share interests of the above directors, following these changes, are:
----------------------------------------- ----------------
1.       Mr E M Astle                       706,095
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----------------------------------------- ----------------
2.       Mr S J Holliday                    512,267
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----------------------------------------- ----------------
3.       Mr S Lucas                         420,563
----------------------------------------- ----------------
----------------------------------------- ----------------
4.       Dr R J Urwin                     1,176,949
----------------------------------------- ----------------
----------------------------------------- ----------------
5.       Mr N P Winser                      288,718
----------------------------------------- ----------------

25 May 2004

National Grid Transco plc ('NGT')

Directors' Share Interest

Maria Richter, a Non-executive Director of NGT, has today confirmed that she is interested in a total of 1,000 NGT shares, following the purchase of that shareholding yesterday by her spouse at 424.43p per share.

24 May 2004
National Grid Transco plc (NGT)
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Interests Notified by the Trustee for the
Lattice Group Long Term Incentive Scheme (the 'LTIS')
(Notification of Directors' Technical Interests,
Pursuant to Section 324(2) of the Companies Act 1985)
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NGT last Friday received a notification from Mourant and Co. Trustees, as Trustee of the Lattice Group Employees Share Trust operated in conjunction with the LTIS. Following the exercise, and disposal or transfer, of 21,482 shares by participants on 20 and 21 May
2004, the following Executive Director of NGT, Steve Lucas, together with other employees formerly with Lattice Group, have a technical interest in the remaining balance of 371,972 NGT shares held by the Trustee.

(Note: For Companies Act purposes, Steve Lucas is deemed to have a technical interest in all the shares held by the LTIS Trustee, together with all participating employees. The interest ceases when shares are transferred to participants by the exercise of LTIS options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226)

National Grid Transco plc (NGT)
Monday, 10 May 2004

NGT SHARE INCENTIVE PLAN (the "SIP")
(Notification of Directors' Interests, pursuant to Section 324(2)
of the Companies Act 1985)
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Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NGT ordinary shares by regular monthly contributions. The current monthly purchase of 77,114 NGT ordinary shares under the scheme has been confirmed by the Trustee, the shares having been purchased in the market last Friday, at a price of 428 pence per share.

The undermentioned executive directors of NGT, together with some 3,800 employees, are potential beneficiaries and are therefore deemed to be interested in those ordinary shares.

The following Directors of NGT participated:

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Director                          Shares purchased in SIP     Resulting total interest
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Steven Holliday                             29                          482,664
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Roger Urwin                                 29                        1,128,286
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